FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: November 17, 2004                                                              By :    /s/David Patterson/s/
              Title:     Chairman

                            CANADA   )   IN THE MATTER OF THE
                        PROVINCE OF    )   COMPANY ACT, R.S.B.C. 1996,
                    BRITISH COLUMBIA   )   CHAP. 62, AND IN THE MATTER
                            TO WIT   )   OF TERRA NOVA GOLD CORP.

I, Colin Watt, of the City of Vancouver, Province of British Columbia, HEREBY DECLARE:

1.   THAT I am an employee of Squall Capital Corp. with offices at 3rd Floor, 157 Alexander Street, Vancouver, British Columbia, V6A 1B8, and as such have knowledge of the matters herein deposed to.

2.   THAT Squall Capital Corp. provides administrative services for Terra Nova Gold Corp. (the "Company").

3.   THAT on the 17th day of November, 2004, we mailed by First Class Ordinary Mail, to each member of the Company at their address as it appears on the Register of Members of the Company the following documents, namely:

a.   Notice of Annual General Meeting;
Information Circular;
b.   Audited Financial Statements to July 31, 2004 and July 31, 2003;
c.   Instrument of Proxy;
d.   Supplemental Mailing Form;
e.   Return Envelope

copies of which are annexed hereto and marked Exhibits "A" through "E", respectively, to this my Declaration.

4.   THAT we mailed the documents referred to in paragraph 3 hereof by causing them to be delivered to one of Canada's Post Offices located in the City of Vancouver with postage prepaid on the date specified.

AND I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath.

DECLARED before me at the City    )
of Vancouver in the Province of        )
British Columbia, this 17th day                   )
of November, 2004.                                     )
                                                                       )    “Colin Watt”
"Jeff Lightfoot"         )   Colin Watt,
A Commissioner for taking Affidavits   )   Squall Capital Corp.
within British Columbia                             )